ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV
5 October 2011 Change of Director’s Details
Robert Polet — Appointment to the Board of Safilo Group S.p.A.
Reed Elsevier announces that Robert Polet, non-executive director, has been appointed non-executive chairman of Safilo Group S.p.A. with effect from today.
- ENDS -
Notes to Editors

About Reed Elsevier Group plc

Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal, risk management, and business to business sectors. We provide high value and flexible information solutions to professional users. The group employs more than 30,000 people, including more than 16,000 in North America. In February 2011 Reed Elsevier reported revenues for 2010 of £6,055m/EUR7,084m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.